HIVE Digital Technologies to Release Q3 2025 Financial Results on February 11 and Hold Earnings Call on February 12

San Antonio, Texas--(Newsfile Corp. - January 29, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable data center infrastructure, today announced it will release its financial results for the quarter ended December 31, 2024, on Tuesday, February 11, 2025 after market close, followed by an earnings conference call and webcast on Wednesday, February 12, 2025 at 8:30 AM EST.

Conference Call Information

To participate in this event, please log on or dial in approximately 5 minutes before the call.

Date: February 12, 2025

Time: 8:30 AM EST

Webcast: Registration link here

Dial-in: Provided after registration

A copy of the earnings release and a replay of the call will be available on the Company's investor relations website at https://hivedigitaltechnologies.com/investors/.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and soon Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/238803